1(213) 683-6188

jonathanko@paulhastings.com

August 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Brigitte Lippmann
Babette Cooper
Isaac Esquivel

Re:	SilverBox Corp IV
Amendment No. 1 to Registration Statement on Form S-1
Filed July 23, 2024
File No. 333-280315

Ladies and Gentlemen:

On behalf of our client, SilverBox Corp IV (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 1, 2024 (the “Comment Letter”), with respect to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). Separately today, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comments.

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by our responses thereto (including page references to Amendment No. 2, when applicable). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed July 23, 2024

Cover Page

1.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on page 47. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure stating that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

In response to the Staff’s comment, we have revised the maximum redemption scenario as well as the other redemption scenarios in the dilution presentation on the outside cover page and page 51 to account for the redemption limitation requiring net tangible assets of at least $5,000,001. We have also added disclosure to clarify that the dilution presentation takes into account such redemption limitation.

Securities and Exchange Commission

August 5, 2024

2.	Refer to prior comment 8. Please provide a cross reference to the Our Sponsor compensation disclosure on page 111. Also, please provide clear cross references by reference to page numbers or otherwise.

In response to the Staff’s comment, we have revised the outside cover page of Amendment No. 2.

If we are deemed to be an investment company under the Investment Company Act, page 78

3.	Refer to prior comment 15. Please add back the disclosure that the warrants would expire worthless.

In response to the Staff’s comment, we have revised Amendment No. 2 on page 83.

Proposed Business, page 110

4.	Refer to prior comment 16. Please clarify how opportunities to acquire targets are allocated among your SPACs.

In response to the Staff’s comment, we have revised Amendment No. 2 on pages 3, 15, 46, 127 and 168.

5.	We note your response to prior comment 17. Under Our Sponsor, please disclose, if true, that none of the sponsor non-managing members has a direct or indirect material interest in your sponsor. See Item 1603(a)(7) of Regulation S-K.

In response to the Staff’s comment, we have revised Amendment No. 2 on page 116.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko
Paul Hastings LLP

Securities and Exchange Commission

August 5, 2024

cc:	Stephen Kadenacy, SilverBox Corp IV
Joseph Reece, SilverBox Corp IV
Dan Esters, SilverBox Corp IV
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP
William B. Nelson, Allen Overy Shearman Sterling US LLP

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